# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mastech Digital, Inc., CIK 0001437226
CUSIP: 57633B100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1305 Cherrington Parkway Moon Township, Building 210, Suite 400, Pittsburgh, Pennsylvania (PA), 15108
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001074273

## Reporting persons
- The Capital Management Corporation: type of reporting person: individual (IN); citizenship or place of organization: Virginia (VA); sole voting power 847,690; shared voting power 0; sole dispositive power 862,190; shared dispositive power 0; aggregate amount beneficially owned 862,190 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Mastech Digital, Inc.
Address of issuer's principal executive offices: 1305 Cherrington Parkway Moon Township, Building 210, Suite 400, Pittsburgh, PA 15108

## Item 2. Person Filing
Name of person filing: The Capital Management Corporation
Address of principal business office or, if none, residence: 4101 COX ROAD, SUITE 110, GLEN ALLEN, VA 23060
Citizenship: VA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: 862,190
Percent of class: 862,190
Sole power to vote or to direct the vote: 847,690
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 862,190
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: 1

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: 1

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: 1

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: 1

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The Capital Management Corporation: Pamela Simms, Compliance Officer (01/26/2024)